Supplier Letter

July 12, 2007

Dear Supplier:

Today we announced that Alcan has agreed to combine with Rio Tinto - a leading international mining group headquartered in the UK with operations around the world.  This is a unique and exciting opportunity to join forces with a highly complementary and immensely strong global player to create a new global leader in the aluminum industry with unrivalled development opportunities.  The press release announcing the transaction can be found on www.alcan.com.

Our Board of Directors decided to align with Rio Tinto after engaging in an extensive review of strategic options to deliver value to our stakeholders - and to protect Alcan's values and commitments.

As part of Rio Tinto, we will be a thriving global organization with a strong portfolio of growth projects, world-leading assets and technology, and an attractive cost position bolstered by complementary mining, refining and smelting capabilities.

From an organizational standpoint, Rio Tinto's existing aluminum-related operations, currently concentrated in Australia and New Zealand, will be combined with ours to create Rio Tinto Alcan.  In addition to joining the Rio Tinto Board of Directors, Dick Evans will become CEO of Rio Tinto Alcan, a business group within Rio Tinto to be headquartered at an expanded Alcan in Montreal. Additionally, the headquarters of the enlarged aluminum smelting technology R&D group will be in Québec and France where Rio Tinto's existing smelter technology unit will be combined with ours.  Engineered Products will be based in Paris, France and Bauxite and Alumina will be based in Brisbane, Australia.

During this time, it is business as usual for our company.  We want to assure you that this announcement will in no way disrupt our relationship with you. You are critical partners and a key force behind our continued success.

Please feel free to get in touch with your Alcan contact should you have any questions. We greatly value your partnership and look forward to our relationship with you as Rio Tinto Alcan in the future.

Sincerely,

[Name]

Alcan Inc.